FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	…………………………………………………… ,	2015

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 6, 2015	By ……/s/…… Shinichi Aoyama………
(Signature)*

Shinichi Aoyama
Deputy Senior General Manager
Group Management Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the second quarter ended June 30, 2015

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the second quarter ended

June 30, 2015

CANON INC.

Tokyo, Japan

CONTENTS

			Page

I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Significant Business Contracts Entered into in the Second Quarter of Fiscal 2015	3

	(3)	Operating Results	3

III	Company Information

	(1)	Shares	8

	(2)	Directors and Executive Officers	10

IV	Financial Statements

	(1)	Consolidated Financial Statements	11

	(2)	Other Information	43

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.    Corporate Information

(1)    Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Six months ended June 30, 2015	Six months ended June 30, 2014	Three months ended June 30, 2015	Three months ended June 30, 2014	Year ended December 31, 2014

Net sales	1,831,851	1,795,108	974,406	926,796	3,727,252

Income before income taxes	164,516	196,166	103,235	116,975	383,239

Net income attributable to Canon Inc.	102,125	128,458	68,195	80,848	254,797

Comprehensive income	127,004	94,986	142,900	62,148	373,417

Canon Inc. shareholders’ equity	-	-	3,005,227	2,827,052	2,978,184

Total equity	-	-	3,221,782	2,985,859	3,140,758

Total assets	-	-	4,548,076	4,093,780	4,460,618

Net income attributable to Canon Inc. shareholders per share:

Basic (yen)	93.52	114.47	62.45	72.61	229.03

Diluted (yen)	93.52	114.47	62.44	72.61	229.03

Canon Inc. shareholders’ equity to total assets (%)	-	-	66.1	69.1	66.8

Cash flows from operating activities	224,712	294,487	-	-	583,927

Cash flows from investing activities	(306,006)	(142,067)	-	-	(269,298)

Cash flows from financing activities	(123,565)	(176,387)	-	-	(300,886)

Cash and cash equivalents at end of period	-	-	626,965	744,684	844,580

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

Canon (consisting of the Company, 304 consolidated subsidiaries and 5 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, imaging system, industry and others. No material change in Canon’s business has occurred during the six months ended June 30, 2015.

No additions or removals of significant group entities have occurred during the six months ended June 30, 2015.

II.    The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the Second Quarter of Fiscal 2015

No material contracts were entered into during the three months ended June 30, 2015.

(3)	Operating Results

Looking back at the global economy in the first half of 2015, the U.S. economy continued recovering smoothly as employment conditions and consumer spending steadily improved. In Europe, although the U.K. and Germany showed signs of economic recovery, the Russian economy remained stagnant. The pace of economic expansion in China gradually declined while Southeast Asian countries faced slowdowns owing to local currency depreciation. As for the Japanese economy, improvement was seen in the corporate sector and employment conditions continued to recover. As a result, the global economy overall continued to realize moderate growth.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) and laser printers maintained steady growth, mainly for color models, while demand for semiconductor lithography equipment also increased, fueled by continued customer investment. As for cameras, demand continued to decline both for interchangeable-lens digital cameras and digital compact cameras. Additionally, demand for inkjet printers also decreased from the previous year due to sluggish market conditions in Southeast Asian countries.

The average values of the yen during the second quarter and first half of the year were ¥121.47 and ¥120.39 against the U.S. dollar, respectively, year-on-year depreciations of approximately ¥19 and ¥18, and ¥134.47 and ¥134.19 against the euro, respectively, year-on-year appreciations of approximately ¥5 and ¥6.

[Second-quarter results]

During the second quarter, despite firm sales in Japan, interchangeable-lens digital cameras continued to face severe conditions in other regions while sales volume for digital compact cameras decreased in most regions compared with the same period of the previous year. By contrast, sales of MFDs were strong and unit sales of semiconductor lithography equipment exceeded those for the same period of the previous year. Consequently, boosted by the positive effect of favorable currency exchange rates, second quarter net sales increased 5.1% year on year to ¥974.4 billion. The gross profit ratio for the second quarter, at 51.7%, remained at a high level thanks to highly profitable new products and ongoing cost-cutting activities, while operating expenses increased 7.0% year on year to ¥399.1 billion owing to such factors as the increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, along with the increase in R&D expenses related to new business and new products. As a result, second-quarter operating profit decreased by 5.3% to ¥104.7 billion. Other income (deductions) decreased by ¥7.9 billion due to foreign currency exchange losses, leading to a year-on-year decline in income before income taxes of 11.7% to ¥103.2 billion, and a decrease in net income attributable to Canon Inc. of 15.7% to ¥68.2 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥62.45 for the second quarter, a year-on-year decrease of ¥10.16.

(3)	Operating Results (continued)

[First-half results]

During the first half, interchangeable-lens digital cameras continued to face severe conditions in response to the stagnant market while sales volume for digital compact cameras decreased compared with the corresponding period of the previous year. Conversely, sales of MFDs were strong and unit sales of semiconductor lithography equipment exceeded those for the same period of the previous year. Consequently, boosted by the positive effect of favorable currency exchange rates, first-half net sales increased 2.0% year on year to ¥1,831.9 billion. The gross profit ratio for the first half rose 0.4 points to 51.4% from the year-ago period thanks to highly profitable new products and ongoing cost-cutting activities, while operating expenses increased 6.9% year on year to ¥771.4 billion owing to such factors as the increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, along with the increase in R&D expenses related to new business and new products. Consequently, operating profit for the first half of the year decreased by 11.5% to ¥170.9 billion. Other income (deductions) decreased by ¥9.4 billion due to foreign currency exchange losses, leading to a year-on-year decline in income before income taxes of 16.1% to ¥164.5 billion, and a decrease in net income attributable to Canon Inc. of 20.5% to ¥102.1 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥93.52 for the first half, a year-on-year decrease of ¥20.95.

Looking at Canon’s first-half performance by business unit, within the Office Business Unit, as for office MFDs, in addition to healthy demand for the color A4 (letter and legal-sized) imageRUNNER ADVANCE C350/C250 lineup and color imagePRESS C800/C700 models for the light production market, sales of new small-office/home-office color A3 (12”x18”) imageRUNNER ADVANCE C3300-series models, which feature high image quality, user-friendliness and productivity, proved popular in markets around the world. Among high-speed continuous-feed printers and wide-format printers, the new Océ-produced VarioPrint i300, Canon’s first high-speed sheet-fed color inkjet press, gained favorable reviews. As for laser printers, unit sales increased from the same period of the previous year owing to such factors as the growth in demand for high-added-value models. As a result, coupled with the positive effect of favorable currency exchange rates, sales for the combined first six months of the year totaled ¥1,066.1 billion, a year-on-year increase of 3.3%, while operating profit totaled ¥151.1 billion, declining 5.9% due to the increase in R&D and other expenses.

Within the Imaging System Business Unit, although total sales volume of interchangeable-lens digital cameras declined due to market shrinkage, such new models as the EOS 5DS, EOS 5DS R and EOS M3 enjoyed steady growth. As for digital compact cameras, although sales volume declined amid the ongoing contraction of the market due to the effects of the growing popularity of smartphones, profitability improved thanks to the growing ratio of high-added-value models featuring high image quality and high-magnification zoom capabilities, along with a smooth transition from old products to new products. As for inkjet printers, although sales volume in developed countries, such as the U.S. and Western European nations, increased from the same period of the previous year thanks to sales promotions for new products featuring enhanced mobile-device compatibility and MAXIFY business-model inkjet printers, total sales volume declined slightly due to economic stagnation in Southeast Asian countries. As a result, despite the positive effect of favorable currency exchange rates, sales for the first six months totaled ¥595.2 billion, decreasing 4.8% year on year, while operating profit totaled ¥79.6 billion, a decline of 14.4%.

In the Industry and Others Business Unit, within the semiconductor lithography equipment segment, ongoing strong investment by manufacturers led to an increase in first-half unit sales of lithography systems for memory devices, image sensors and power semiconductor devices compared with the same period of the previous year. As for FPD lithography equipment, amid solid market growth, progress was made in orders and shipments. Looking at medical equipment, although sales volume for Canon’s mainstay digital radiography systems decreased from the same period of the previous year owing to fierce market competition, total sales for the segment increased year on year thanks to efforts to boost sales of high-value-added models. Consequently, along with the impact of the acquisition of Axis, which became a consolidated subsidiary in the second quarter, sales for the first half of the year increased 18.7% year on year to ¥219.7 billion, while operating profit recorded a loss of ¥10.9 billion owing to upfront investment into next-generation technologies.

(3)	Operating Results (continued)

First-half results by major geographic area are summarized as follows:

Japan

Thanks to steady sales of digital compact cameras, net sales in Japan for the first half increased 1.4% from the year-ago period to ¥1,276.2 billion. Operating profit for the first half, however, decreased 21.5% year on year to ¥147.6 billion owing to the increase in R&D and other expenses.

Americas

Net sales for the first half increased 13.8% from the year-ago period to ¥550.0 billion thanks to the positive effects of favorable currency exchange rates along with the consolidation of new businesses. Operating profit for the first half totaled ¥16.6 billion, an increase of 89.1% year on year, owing to efforts to curtail spending.

Europe

Despite the negative effect of the appreciation of the yen, sales of MFDs were strong. As a result, along with the consolidation of new businesses, sales for the first half increased by 0.6% from the same period of the previous year to ¥562.9 billion. Operating profit for the first half totaled ¥6.3 billion, an increase of 17.2% year on year thanks to cost savings.

Asia and Oceania

Laser printers enjoyed solid demand in Asia and Oceania. As a consequence, as well as the positive impact of the depreciation of the yen, net sales for the first half increased 11.9% from the year-ago period to ¥836.1 billion while operating profit for the first half increased 18.6% to ¥39.1 billion.

(3)	Operating Results (continued)

Cash Flows

During the first half of 2015, cash flow from operating activities totaled ¥224.7 billion, declining ¥69.8 billion compared with the same period of the previous year due to the decrease in profit along with an increase in inventory. Cash flow from investing activities increased ¥163.9 billion year on year to ¥306.0 billion, mainly due to the payment for the acquisition of Axis. Accordingly, free cash flow totaled negative ¥81.3 billion, a decrease of ¥233.7 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥123.6 billion, mainly arising from the dividend payout.

Owing to these factors, as well as the negative impact of foreign currency translation adjustments, cash and cash equivalents decreased by ¥217.6 billion to ¥627.0 billion from the end of the previous year.

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the six months ended June 30, 2015.

Research and Development Expenditures

Canon’s research and development expenditures for the six months ended June 30, 2015 totaled ¥162.9 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first half of 2015.

(2)	Prospect of Capital Investment in the First Half of Fiscal 2015

There were no significant new constructions of property, plant and equipment that were in progress as of December 31, 2014 and completed during the first half of 2015.

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the first half of 2015. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the first half of 2015.

III.    Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of June 30, 2015

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of June 30, 2015
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288

Major Shareholders

	As of June 30, 2015
	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	61,408,700	4.60%
Japan Trustee Services Bank, Ltd. (Trust Account)	43,878,900	3.29%
The Dai-Ichi Life Insurance Company, Limited	37,416,380	2.81%
Barclays Capital	30,000,000	2.25%
Moxley & Co.	27,040,327	2.03%
Mizuho Bank, Ltd.	22,558,173	1.69%
Nomura Securities Co., Ltd.	17,911,802	1.34%
Sompo Japan Insurance Inc.	17,439,987	1.31%
State Street Bank West Client - Treaty	17,367,234	1.30%
Obayashi Corporation	16,527,607	1.24%

Total	291,549,110	21.86%

Notes:

1:	Apart from the above shares, The Dai-Ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.

2:	Moxley and Co. is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts).

3:	Apart from the above shares, Mizuho Bank, Ltd., held 9,057,000 shares contributed to a trust fund for its retirement and severance plans.

4:	Apart from the above shares, the Company owns 241,687,704 shares (18.12% of total issued shares) of treasury stock.

(1)	Shares (continued)

Voting Rights

	As of June 30, 2015

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 241,687,700	-

Shares with full voting rights (Others)	1,090,515,600	10,905,156

Fractional unit shares (Note)	1,560,164	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	10,905,156

Note:

In “Fractional unit shares” under “Number of shares,” 4 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued

Canon Inc.	241,687,700	18.12%

Total	241,687,700	18.12%

(2)	Directors and Executive Officers

There were no changes in members of directors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2014 and the end of this quarter.

Change in functions of director is below:

Shigeyuki Matsumoto	(Senior Managing Director: Group Executive of Corporate R&D)

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2014 and the end of this quarter.

Change in functions of executive officer is below:

Shunsuke Inoue	(Executive Officer: Group Executive of Device Technology Development HQ )

IV.    Financial Statements (Unaudited)

(1)    Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	June 30, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents (Note 15)	626,965	844,580
Short-term investments (Note 2)	18,141	71,863
Trade receivables, net (Note 3)	565,561	625,675
Inventories (Note 4)	591,483	528,167
Prepaid expenses and other current assets (Notes 11 and 15)	328,763	321,648

Total current assets	2,130,913	2,391,933

Noncurrent receivables (Note 12)	30,117	29,785
Investments (Note 2)	72,937	65,176
Property, plant and equipment, net (Note 5)	1,261,446	1,269,529
Intangible assets, net	239,297	177,288
Goodwill	489,558	211,336
Other assets (Note 15)	323,808	315,571

Total assets	4,548,076	4,460,618

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	June 30, 2015	December 31, 2014

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	804	1,018
Trade payables (Note 7)	319,708	310,214
Accrued income taxes	49,812	57,212
Accrued expenses (Note 12)	323,191	345,237
Other current liabilities (Note 11)	216,472	207,698

Total current liabilities	909,987	921,379

Long-term debt, excluding current installments	1,071	1,148
Accrued pension and severance cost	283,919	280,928
Other noncurrent liabilities	131,317	116,405

Total liabilities	1,326,294	1,319,860

Commitments and contingent liabilities (Note 12)

Equity:
Canon Inc. shareholders’ equity (Note 8):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	401,386	401,563
Legal reserve	65,574	64,599
Retained earnings	3,328,695	3,320,392
Accumulated other comprehensive income (loss) (Note 9)	45,209	28,286
Treasury stock, at cost	(1,010,399)	(1,011,418)
(Number of shares)	(241,687,704)	(241,931,637)

Total Canon Inc. shareholders’ equity	3,005,227	2,978,184
Noncontrolling interests (Note 8)	216,555	162,574

Total equity (Note 8)	3,221,782	3,140,758

Total liabilities and equity	4,548,076	4,460,618

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Six months ended June 30, 2015	Six months ended June 30, 2014

Net sales	1,831,851	1,795,108

Cost of sales	889,494	880,116

Gross profit	942,357	914,992

Operating expenses:
Selling, general and administrative expenses (Note 15)	608,516	570,099
Research and development expenses	162,932	151,705

	771,448	721,804

Operating profit	170,909	193,188

Other income (deductions):
Interest and dividend income	3,273	3,917
Interest expense	(361)	(234)
Other, net (Notes 11, 14 and 15)	(9,305)	(705)

	(6,393)	2,978

Income before income taxes	164,516	196,166

Income taxes	58,784	63,180

Consolidated net income	105,732	132,986

Less: Net income attributable to noncontrolling interests	3,607	4,528

Net income attributable to Canon Inc.	102,125	128,458

	Yen	Yen

Net income attributable to Canon Inc. shareholders per share (Note 10):
Basic	93.52	114.47
Diluted	93.52	114.47
Cash dividends per share	75.00	65.00

Consolidated Statements of Comprehensive Income
	Millions of yen
	Six months ended June 30, 2015	Six months ended June 30, 2014

Consolidated net income	105,732	132,986
Other comprehensive income (loss), net of tax (Note 9):
Foreign currency translation adjustments	16,118	(52,990)
Net unrealized gains and losses on securities	4,587	(1,388)
Net gains and losses on derivative instruments	1,225	3,017
Pension liability adjustments	(658)	13,361

	21,272	(38,000)

Comprehensive income (Note 8)	127,004	94,986
Less: Comprehensive income attributable to noncontrolling interests	7,956	4,242

Comprehensive income attributable to Canon Inc.	119,048	90,744

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2014

Net sales	974,406	926,796

Cost of sales	470,613	443,286

Gross profit	503,793	483,510

Operating expenses:
Selling, general and administrative expenses (Note 15)	315,388	296,074
Research and development expenses	83,693	76,887

	399,081	372,961

Operating profit	104,712	110,549

Other income (deductions):
Interest and dividend income	1,686	2,313
Interest expense	(260)	(131)
Other, net (Notes 11, 14 and 15)	(2,903)	4,244

	(1,477)	6,426

Income before income taxes	103,235	116,975

Income taxes	32,355	34,567

Consolidated net income	70,880	82,408

Less: Net income attributable to noncontrolling interests	2,685	1,560

Net income attributable to Canon Inc.	68,195	80,848

	Yen	Yen

Net income attributable to Canon Inc. shareholders per share (Note 10):
Basic	62.45	72.61
Diluted	62.44	72.61
Cash dividends per share	75.00	65.00

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2014

Consolidated net income	70,880	82,408
Other comprehensive income (loss), net of tax (Note 9):
Foreign currency translation adjustments	70,246	(20,254)
Net unrealized gains and losses on securities	4,115	(69)
Net gains and losses on derivative instruments	(1,988)	639
Pension liability adjustments	(353)	(576)

	72,020	(20,260)

Comprehensive income (Note 8)	142,900	62,148
Less: Comprehensive income attributable to noncontrolling interests	7,216	1,509

Comprehensive income attributable to Canon Inc.	135,684	60,639

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Six months ended June 30, 2015	Six months ended June 30, 2014
Cash flows from operating activities:
Consolidated net income	105,732	132,986
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	131,977	123,515
Loss on disposal of fixed assets	2,396	5,442
Deferred income taxes	(1,740)	(316)
Decrease in trade receivables	60,974	60,413
(Increase) decrease in inventories	(56,480)	2,603
Increase in trade payables	16,687	11,141
Increase (decrease) in accrued income taxes	(7,177)	8,851
Decrease in accrued expenses	(28,223)	(23,657)
Increase (decrease) in accrued (prepaid) pension and severance cost	3,690	(6,827)
Other, net	(3,124)	(19,664)

Net cash provided by operating activities	224,712	294,487

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(117,501)	(112,613)
Proceeds from sale of fixed assets (Note 5)	2,103	2,487
Purchases of available-for-sale securities	(98)	(226)
Proceeds from sale and maturity of available-for-sale securities	183	51
(Increase) decrease in time deposits, net	51,936	(31,044)
Acquisitions of subsidiaries, net of cash acquired (Note 6)	(241,386)	(11,301)
Purchases of other investments	(965)	-
Other, net	(278)	10,579

Net cash used in investing activities	(306,006)	(142,067)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	435	700
Repayments of long-term debt	(712)	(1,126)
Decrease in short-term loans, net	-	(48)
Dividends paid	(92,806)	(73,905)
Repurchases of treasury stock, net	803	(100,001)
Other, net	(31,285)	(2,007)

Net cash used in financing activities	(123,565)	(176,387)

Effect of exchange rate changes on cash and cash equivalents	(12,756)	(20,258)

Net change in cash and cash equivalents	(217,615)	(44,225)
Cash and cash equivalents at beginning of period	844,580	788,909

Cash and cash equivalents at end of period	626,965	744,684

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	377	223
Income taxes	59,554	57,404

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)     Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method basis as of June 30, 2015 and December 31, 2014 are summarized as follows:

	June 30, 2015	December 31, 2014
Consolidated subsidiaries	304	261
Affiliated companies	5	7

Total	309	268

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard was originally planned to be effective for annual reporting periods beginning after December 15, 2016, however, in April 2015, the FASB proposed a one-year delay in the effective date and the proposition was officially determined in July 2015. Early adoption as of the original effective date is permitted. This standard may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. Canon has not selected a transition method and is currently evaluating the adoption date and the effect that the adoption of this standard will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in investments by major security type at June 30, 2015 and December 31, 2014 were as follows:

	Millions of yen
	June 30, 2015
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value

Noncurrent:
Government bonds	310	-	5	305
Corporate bonds	6	158	-	164
Fund trusts	62	1	-	63
Equity securities	20,843	26,560	125	47,278

	21,221	26,719	130	47,810

	Millions of yen
	December 31, 2014
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Noncurrent:
Government bonds	331	-	6	325
Corporate bonds	512	153	29	636
Fund trusts	84	-	-	84
Equity securities	20,905	19,765	17	40,653

	21,832	19,918	52	41,698

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments (continued)

Maturities of available-for-sale debt securities included in investments in the accompanying consolidated balance sheets were as follows at June 30, 2015:

	Millions of yen
	Cost	Fair value
Due after five years	316	469

	316	469

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized gains were ¥133 million and ¥2,328 million for the six months ended June 30, 2015 and 2014, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were nil and ¥14 million for the six months ended June 30, 2015 and 2014, respectively. The gross realized gains were ¥133 million and ¥2,328 million for the three months ended June 30, 2015 and 2014, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were nil and ¥14 million for the three months ended June 30, 2015 and 2014, respectively.

At June 30, 2015, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥18,141 million and ¥71,863 million at June 30, 2015 and December 31, 2014, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥2,468 million and ¥1,164 million at June 30, 2015 and December 31, 2014, respectively. These investments were not evaluated for impairment at June 30, 2015 and December 31, 2014, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	June 30, 2015	December 31, 2014

Notes	18,071	18,476
Accounts	559,364	619,321
Less allowance for doubtful receivables	(11,874)	(12,122)

	565,561	625,675

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	June 30, 2015	December 31, 2014

Finished goods	407,591	363,685
Work in process	167,340	144,394
Raw materials	16,552	20,088

	591,483	528,167

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	June 30, 2015	December 31, 2014

Land	285,270	286,336
Buildings	1,643,340	1,609,667
Machinery and equipment	1,841,514	1,822,026
Construction in progress	55,582	70,759

	3,825,706	3,788,788
Less accumulated depreciation	(2,564,260)	(2,519,259)

	1,261,446	1,269,529

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(6)	Acquisition

On April 15, 2015, the Company acquired 76.1% of the issued shares of Axis AB (“Axis”), a Sweden-based company listed on Nasdaq Stockholm, a global leader in the network video solution industry, primarily through a public cash tender offer for consideration of ¥ 244,725 million. In addition, the Company acquired 8.7% of the issued shares of Axis from noncontrolling shareholders primarily through an additional public cash tender offer. As a result, the Company’s aggregate interest represents 84.8% of the issued shares of Axis. The fair value of the 23.9% noncontrolling interest in Axis of ¥ 77,086 million was measured based on Axis’s common stock price on the acquisition date.

The acquisition was accounted for using the acquisition method of accounting. Acquisition-related costs were expensed as incurred and were not material.

The Company views its network surveillance camera business as a promising new business area for Canon. Canon aims to provide advanced and high-performance network solutions to its customers and improve its product competitiveness through the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at acquisition date. Although Canon has preliminarily allocated the amount paid for acquisition to the acquired assets and assumed liabilities, such allocation is subject to change within the measurement period.

Millions of yen
Current assets	31,365

Intangible assets	61,080

Goodwill	259,795

Other noncurrent assets	2,053

Non-current assets	322,928

Total acquired assets	354,293

Total assumed liabilities	32,482

Net assets acquired	321,811

Goodwill recorded is attributable primarily to expected synergies from combining operations of Axis and Canon.

The amounts of net sales of Axis since the acquisition date included in the Canon’s consolidated statements of income for the six months ended June 30, 2015 were ¥ 20,245 million. The amounts of net income of Axis included in the Canon’s consolidated statements of income were not material.

Pro forma results of operations were not disclosed because the effect on the Canon’s consolidated statement of income was not material.

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	June 30, 2015	December 31, 2014

Notes	13,904	14,112
Accounts	305,804	296,102

	319,708	310,214

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the six months ended June 30, 2015 and 2014 are as follows:

	Millions of yen
	Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2014	2,978,184	162,574	3,140,758

Dividends to Canon Inc. shareholders	(92,806)	-	(92,806)
Dividends to noncontrolling interests	-	(2,231)	(2,231)
Acquisition of subsidiaries	-	77,086	77,086
Equity transactions with noncontrolling interests and other	(2)	(28,830)	(28,832)

Comprehensive income:
Net income	102,125	3,607	105,732
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	12,230	3,888	16,118
Net unrealized gains and losses on securities	4,117	470	4,587
Net gains and losses on derivative instruments	1,223	2	1,225
Pension liability adjustments	(647)	(11)	(658)
Total comprehensive income	119,048	7,956	127,004
Repurchase of treasury stock, net	803	-	803

Balance at June 30, 2015	3,005,227	216,555	3,221,782

Balance at December 31, 2013	2,910,262	156,515	3,066,777

Dividends to Canon Inc. shareholders	(73,905)	-	(73,905)
Dividends to noncontrolling interests	-	(1,572)	(1,572)
Equity transactions with noncontrolling interests and other	(48)	(378)	(426)

Comprehensive income:
Net income	128,458	4,528	132,986
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(52,687)	(303)	(52,990)
Net unrealized gains and losses on securities	(1,402)	14	(1,388)
Net gains and losses on derivative instruments	3,017	-	3,017
Pension liability adjustments	13,358	3	13,361
Total comprehensive income	90,744	4,242	94,986
Repurchase of treasury stock, net	(100,001)	-	(100,001)

Balance at June 30, 2014	2,827,052	158,807	2,985,859

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the six months ended June 30, 2015 and 2014 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2014	144,557	12,546	(2,603)	(126,214)	28,286
Equity transactions with noncontrolling interests and other	-	-	-	-	-
Other comprehensive income (loss) before reclassifications	12,230	4,203	(345)	(688)	15,400
Amounts reclassified from accumulated other comprehensive income (loss)	-	(86)	1,568	41	1,523

Net change during the period	12,230	4,117	1,223	(647)	16,923

Balance at June 30, 2015	156,787	16,663	(1,380)	(126,861)	45,209

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2013	1,734	10,242	(2,408)	(90,214)	(80,646)
Equity transactions with noncontrolling interests and other	2	1	-	(11)	(8)
Other comprehensive income (loss) before reclassifications	(52,687)	105	1,587	1,273	(49,722)
Amounts reclassified from accumulated other comprehensive income (loss)	-	(1,507)	1,430	12,085	12,008

Net change during the period	(52,685)	(1,401)	3,017	13,347	(37,722)

Balance at June 30, 2014	(50,951)	8,841	609	(76,867)	(118,368)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the six months ended June 30, 2015 and 2014 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Six months ended June 30, 2015	Six months ended June 30, 2014	Affected line items in consolidated statements of income

Unrealized gains and losses on securities	(133)	(2,314)	Other, net
	47	810	Income taxes

	(86)	(1,504)	Consolidated net income
	-	(3)	Net income attributable to noncontrolling interests

	(86)	(1,507)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	2,144	2,385	Other, net
	(574)	(955)	Income taxes

	1,570	1,430	Consolidated net income
	(2)	-	Net income attributable to noncontrolling interests

	1,568	1,430	Net income attributable to Canon Inc.

Pension liability adjustments	(132)	12,371	*2
	161	(282)	Income taxes

	29	12,089	Consolidated net income
	12	(4)	Net income attributable to noncontrolling interests

	41	12,085	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	1,523	12,008

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended June 30, 2015 and 2014 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Three months ended June 30, 2015	Three months ended June 30, 2014	Affected line items in consolidated statements of income
Unrealized gains and losses on securities	(133)	(2,314)	Other, net
	47	810	Income taxes

	(86)	(1,504)	Consolidated net income
	-	(3)	Net income attributable to noncontrolling interests

	(86)	(1,507)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	(840)	(57)	Other, net
	413	(5)	Income taxes

	(427)	(62)	Consolidated net income
	(2)	-	Net income attributable to noncontrolling interests

	(429)	(62)	Net income attributable to Canon Inc.

Pension liability adjustments	(79)	(640)	*2
	84	281	Income taxes

	5	(359)	Consolidated net income
	6	(2)	Net income attributable to noncontrolling interests

	11	(361)	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	(504)	(1,930)

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)    Net Income Attributable to Canon Inc. Shareholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the six months ended June 30, 2015 and 2014 is as follows:

	Millions of yen
	Six months ended June 30, 2015	Six months ended June 30, 2014
Net income attributable to Canon Inc.	102,125	128,458

	Number of shares
	Six months ended June 30, 2015	Six months ended June 30, 2014
Average common shares outstanding	1,091,969,763	1,122,190,316
Effect of dilutive securities:
Stock options	69,862	-

Diluted common shares outstanding	1,092,039,625	1,122,190,316

	Yen
	Six months ended June 30, 2015	Six months ended June 30, 2014
Net income attributable to Canon Inc. shareholders per share:
Basic	93.52	114.47
Diluted	93.52	114.47

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended June 30, 2015 and 2014 is as follows:

	Millions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2014
Net income attributable to Canon Inc.	68,195	80,848

	Number of shares
	Three months ended June 30, 2015	Three months ended June 30, 2014
Average common shares outstanding	1,092,042,189	1,113,479,464
Effect of dilutive securities:
Stock options	78,861	-

Diluted common shares outstanding	1,092,121,050	1,113,479,464

	Yen
	Three months ended June 30, 2015	Three months ended June 30, 2014
Net income attributable to Canon Inc. shareholders per share:
Basic	62.45	72.61
Diluted	62.44	72.61

The computation of diluted net income attributable to Canon Inc. shareholders per share for the six and three months ended June 30, 2015 and 2014 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)    Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of June 30, 2015 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)    Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at June 30, 2015 and December 31, 2014 are set forth below:

	Millions of yen
	June 30, 2015	December 31, 2014
To sell foreign currencies	268,979	358,862
To buy foreign currencies	37,388	21,365

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at June 30, 2015 and December 31, 2014.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2015	December 31, 2014
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	58	8

Liabilities:
Foreign exchange contracts	Other current liabilities	855	1,597

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2015	December 31, 2014
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	769	257

Liabilities:
Foreign exchange contracts	Other current liabilities	781	9,570

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)    Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the six and three months ended June 30, 2015 and 2014.

Derivatives in cash flow hedging relationships

	Millions of yen
Six months ended June 30, 2015	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	1,894	Other, net	(2,144)	Other, net	(60)

	Millions of yen
Six months ended June 30, 2014	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	4,860	Other, net	(2,385)	Other, net	(70)

	Millions of yen
Three months ended June 30, 2015	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(3,143)	Other, net	840	Other, net	(31)

	Millions of yen
Three months ended June 30, 2014	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	1,032	Other, net	58	Other, net	(38)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)    Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Six months ended June 30, 2015	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(3,390)

	Millions of yen
Six months ended June 30, 2014	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(10,546)

	Millions of yen
Three months ended June 30, 2015	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(11,894)

	Millions of yen
Three months ended June 30, 2014	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(4,513)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)    Commitments and Contingent Liabilities

Commitments

As of June 30, 2015, commitments outstanding for the purchase of property, plant and equipment approximated ¥34,468 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥84,841 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,974 million and ¥13,847 million at June 30, 2015 and December 31, 2014, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥26,761 million (within one year) and ¥72,463 million (after one year), at June 30, 2015.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 5 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥8,926 million at June 30, 2015. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2015 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the six months ended June 30, 2015 and 2014 is summarized as follows:

Six months ended June 30, 2015
Millions of yen
Balance at December 31, 2014	11,564
Additions	11,420
Utilization	(7,144)
Other	(2,363)

Balance at June 30, 2015	13,477

Six months ended June 30, 2014
Millions of yen
Balance at December 31, 2013	10,890
Additions	8,336
Utilization	(6,473)
Other	(1,974)

Balance at June 30, 2014	10,779

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)    Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13) Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at June 30, 2015 and December 31, 2014 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	Millions of yen
	June 30, 2015		December 31, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(1,868)	(1,855)	(2,163)	(2,146)
Foreign exchange contracts:
Assets	827	827	265	265
Liabilities	(1,636)	(1,636)	(11,167)	(11,167)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 14.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At June 30, 2015 and December 31, 2014, one customer accounted for approximately 17% and 16% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	-	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2	-

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	-

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at June 30, 2015 and December 31, 2014.

	Millions of yen
	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	155,433	-	155,433
Available-for-sale (noncurrent):
Government bonds	305	-	-	305
Corporate bonds	-	164	-	164
Fund trusts	12	51	-	63
Equity securities	47,278	-	-	47,278
Derivatives	-	827	-	827

Total assets	47,595	156,475	-	204,070

Liabilities:
Derivatives	-	1,636	-	1,636

Total liabilities	-	1,636	-	1,636

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14) Fair Value Measurements (continued)

	Millions of yen
	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	139,240	-	139,240
Available-for-sale (noncurrent):
Government bonds	325	-	-	325
Corporate bonds	-	162	474	636
Fund trusts	12	72	-	84
Equity securities	40,653	-	-	40,653
Derivatives	-	265	-	265

Total assets	40,990	139,739	474	181,203

Liabilities:
Derivatives	-	11,167	-	11,167

Total liabilities	-	11,167	-	11,167

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the six months ended June 30, 2015 and 2014.

Six months ended June 30, 2015

Millions of yen
Balance at December 31, 2014	474
Total gains or losses (realized or unrealized):
Included in earnings	-
Included in other comprehensive income (loss)	22
Purchases, issuances and settlements	(496)

Balance at June 30, 2015	-

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14) Fair Value Measurements (continued)

Six months ended June 30, 2014

Millions of yen
Balance at December 31, 2013	340
Total gains or losses (realized or unrealized):
Included in earnings	-
Included in other comprehensive income (loss)	(34)
Purchases, issuances and settlements	85

Balance at June 30, 2014	391

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended June 30, 2015 and 2014.

Three months ended June 30, 2015

Millions of yen
Balance at March 31, 2015	647
Total gains or losses (realized or unrealized):
Included in earnings	-
Included in other comprehensive income (loss)	(151)
Purchases, issuances and settlements	(496)

Balance at June 30, 2015	-

Three months ended June 30, 2014

Millions of yen
Balance at March 31, 2014	342
Total gains or losses (realized or unrealized):
Included in earnings	-
Included in other comprehensive income (loss)	(18)
Purchases, issuances and settlements	67

Balance at June 30, 2014	391

Gains and losses included in earnings are mainly related to corporate bonds still held at June 30, 2015 and 2014, and are reported in “Other, net” in the consolidated statements of income.

Assets and liabilities measured at fair value on a nonrecurring basis

During the six and three months ended June 30, 2015 and 2014, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15) Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥15,526 million and ¥7,655 million for the six months ended June 30, 2015 and 2014, respectively, and were ¥7,600 million and ¥1,848 million, for the three months ended June 30, 2015 and 2014, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥33,180 million and ¥32,834 million for the six months ended June 30, 2015 and 2014, respectively, and were ¥21,230 million and ¥21,546 million for the three months ended June 30, 2015 and 2014, respectively.

Shipping and handling costs totaled ¥26,578 million and ¥23,491 million for the six months ended June 30, 2015 and 2014, respectively, and ¥13,603 million and ¥11,641 million for the three months ended June 30, 2015 and 2014, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥155,433 million and ¥139,240 million at June 30, 2015 and December 31, 2014, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15) Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 6 years. Finance receivables are ¥296,767 million and ¥244,460 million at June 30, 2015 and 2014, respectively. Finance receivables which are individually evaluated for impairment at June 30, 2015 and 2014 are not significant.

The activity in the allowance for credit losses is as follows:

Six months ended June 30, 2015

Millions of yen
Balance at December 31, 2014	6,276

Charge-offs	(656)

Provision	29

Other	(2,588)

Balance at June 30, 2015	3,061

Six months ended June 30, 2014

Millions of yen
Balance at December 31, 2013	7,323

Charge-offs	(547)

Provision	36

Other	(962)

Balance at June 30, 2014	5,850

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at June 30, 2015 and December 31, 2014 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16) Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit: Office multifunction devices (MFDs) / Laser multifunction printers /

 Laser printers / Digital production printing systems /

 High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit: Interchangeable lens digital cameras / Digital compact cameras /

 Digital camcorders / Digital cinema cameras / Interchangeable lenses /

 Compact photo printers / Inkjet printers / Large-format inkjet printers /

 Commercial photo printers / Image scanners / Multimedia projectors /

 Broadcast equipment / Calculators

Industry and Others Business Unit: Semiconductor lithography equipment /

 FPD (Flat panel display) lithography equipment /

 Digital radiography systems / Ophthalmic equipment /

 Vacuum thin-film deposition equipment /

 Organic LED (OLED) panel manufacturing equipment / Die bonders /

 Micromotors / Network cameras / Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)    Segment Information (continued)

Information about operating results for each segment for the six months ended June 30, 2015 and 2014 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2015:

Net sales:
External customers	1,064,781	594,557	172,513	–	1,831,851
Intersegment	1,304	635	47,157	(49,096)	–

Total	1,066,085	595,192	219,670	(49,096)	1,831,851
Operating cost and expenses	914,986	515,585	230,586	(215)	1,660,942

Operating profit	151,099	79,607	(10,916)	(48,881)	170,909

2014:

Net sales:
External customers	1,029,818	624,885	140,405	–	1,795,108
Intersegment	1,851	311	44,682	(46,844)	–

Total	1,031,669	625,196	185,087	(46,844)	1,795,108
Operating cost and expenses	871,093	532,208	195,195	3,424	1,601,920

Operating profit	160,576	92,988	(10,108)	(50,268)	193,188

Information about operating results for each segment for the three months ended June 30, 2015 and 2014 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2015:

Net sales:
External customers	536,282	332,208	105,916	–	974,406
Intersegment	672	326	24,451	(25,449)	–

Total	536,954	332,534	130,367	(25,449)	974,406
Operating cost and expenses	457,571	282,045	133,444	(3,366)	869,694

Operating profit	79,383	50,489	(3,077)	(22,083)	104,712

2014:

Net sales:
External customers	521,719	332,272	72,805	–	926,796
Intersegment	774	115	22,512	(23,401)	–

Total	522,493	332,387	95,317	(23,401)	926,796
Operating cost and expenses	434,374	281,425	97,804	2,644	816,247

Operating profit	88,119	50,962	(2,487)	(26,045)	110,549

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)    Segment Information (continued)

Information by major geographic area for the six months ended June 30, 2015 and 2014 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2015:
Net sales:	340,680	541,799	523,156	426,216	1,831,851

2014:
Net sales:	356,267	481,701	534,259	422,881	1,795,108

Information by major geographic area for the three months ended June 30, 2015 and 2014 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2015:
Net sales:	175,537	292,824	277,197	228,848	974,406

2014:
Net sales:	164,554	253,170	272,348	236,724	926,796

Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)    Segment Information (continued)

The following information is based on the location of the Company and its subsidiaries. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

Information by the location of the Company and its subsidiaries for the six months ended June 30, 2015 and 2014.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2015:

Net sales:
External customers	391,661	539,429	524,328	376,433	-	1,831,851
Intersegment	884,560	10,556	38,552	459,656	(1,393,324)	-

Total	1,276,221	549,985	562,880	836,089	(1,393,324)	1,831,851
Operating cost and expenses	1,128,668	533,353	556,550	797,033	(1,354,662)	1,660,942

Operating profit	147,553	16,632	6,330	39,056	(38,662)	170,909

2014:
Net sales:
External customers	421,194	480,834	533,577	359,503	-	1,795,108
Intersegment	837,577	2,501	25,993	387,922	(1,253,993)	-

Total	1,258,771	483,335	559,570	747,425	(1,253,993)	1,795,108
Operating cost and expenses	1,070,703	474,539	554,170	714,483	(1,211,975)	1,601,920

Operating profit	188,068	8,796	5,400	32,942	(42,018)	193,188

Information by the location of the Company and its subsidiaries for the three months ended June 30, 2015 and 2014.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2015:

Net sales:
External customers	209,224	291,830	277,979	195,373	-	974,406
Intersegment	452,526	6,389	23,901	244,075	(726,891)	-

Total	661,750	298,219	301,880	439,448	(726,891)	974,406
Operating cost and expenses	580,320	285,817	295,778	417,377	(709,598)	869,694

Operating profit	81,430	12,402	6,102	22,071	(17,293)	104,712

2014:
Net sales:
External customers	212,549	252,634	272,004	189,609	-	926,796
Intersegment	430,486	1,808	14,517	196,288	(643,099)	-

Total	643,035	254,442	286,521	385,897	(643,099)	926,796
Operating cost and expenses	531,906	250,214	286,152	369,843	(621,868)	816,247

Operating profit	111,129	4,228	369	16,054	(21,231)	110,549

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 27, 2015 as below:

1. Total amount of interim cash dividends:

81,906 million yen

2. Amount of an interim cash dividend per share:

75 yen

3. Payment date:

August 26, 2015

Note:

The interim dividend is paid to registered shareholders as of June 30, 2015.